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                                                        Filed by SR Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                              Subject Company: Netro Corporation
                                                   Commission File No. 000-26963




                 The following is a transcription of the First Quarter Telephone Conference call held by SR Telecom Inc on April 23, 2003

                                OPERATOR:  Good afternoon,

                        ladies and gentlemen, thank you for

                        standing by.

                                Welcome to the SR Telecom

                        first quarter results conference

                        call.  At this time all

                        participants are in a listen-only

                        mode.

                                Following the presentation

                        we will conduct a question and

                        answer session.  Instructions will

                        be provided at that time for you to

                        queue up for questions.

                                If anyone has any

                        difficulties hearing the conference

                        please press star zero for operator

                        assistance at any time.
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                                Before turning the meeting

                        over to management, please be

                        advised that this conference call

                        will contain statements that are forward-

                        looking and subject to a number of

                        risks and uncertainties that could

                        cause actual results to differ

                        materially from those anticipated.

                                I would like to remind

                        everyone that this conference call

                        is being recorded and will now

                        turn the meeting over to Mr. Pierre

                        St-Arnaud; he's the president, and

                        chief executive officer of SR

                        Telecom.

                                Please go ahead, Mr.

                        St-Arnaud.

                                MR. ST-ARNAUD:  Thank you

                        very much.

                                Thank you, and good

                        afternoon, ladies and gentlemen.

                        Let me first apologize for being

                        delayed here and thank you for

                        your patience.  We had some

                        logistic problems after we issued

                        our press release which has just

                        been released.

                                Welcome to our conference

                        call for the first quarter ended
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                        March 31, 2003.  With me is David

                        Adams, Vice President, Finance

                        and CFO.  We'll provide you with a

                        brief overview of the release just

                        being issued today.  And afterwards

                        David and I will be pleased to

                        answer any question that you may

                        have.

                                As we have previously

                        forecast our revenues in the first

                        quarter of 2003 were below the

                        level achieved in the same period

                        last year.  Consolidated revenues,

                        which include the result of our

                        CTR subsidiary total 29.6 million

                        compared to 45.4 million in the

                        first quarter of 2002.

                                Revenues from our

                        core wireless solutions business

                        accounted for 26 million of this

                        total, compared to 40.6 million in

                        the same period last year.

                        Although, we anticipated lower

                        revenues in the first two quarters

                        of this year, the decline in Q1 was

                        measurably impacted by the conflict

                        in Iraq.  Because of the Iraq

                        situation the shipment of certain
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                        large orders planned at the end of

                        the quarter to the Middle East was

                        delayed.  Uncertainty throughout

                        the region has also temporarily

                        stalled other projects.

                                These factors reduced

                        revenues by approximately $10

                        million for Q1.  However, we expect

                        the shipment to resume during the

                        second quarter and combined with

                        existing backlog will generate

                        revenue growth Q2 over Q1.

                                In addition, we anticipate

                        significant new orders in the

                        coming quarters from our

                        traditional markets.

                                The new class of products we

                        have introduced should also result

                        in growth and additional revenue

                        streams in the second half of the

                        year.  This activity should also

                        significantly improve our order

                        book throughout the rest of fiscal

                        2003.  Overall we continue to

                        expect that our revenues for 2003

                        will be in line with those achieved

                        in 2002.

                                In fact, our company also
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                        made substantial progress on a

                        number of other fronts in the first

                        quarter.  As you know we signed a

                        definitive agreement to acquire

                        Netro Corporation. The deal

                        solidifies our competitive position

                        by adding two high capacity

                        packet date and carrier class

                        voice product to our portfolio.  It

                        also significantly strengthens

                        our balance sheet.

                                At closing, we expect to

                        have consolidated cash of

                        approximately 75 million.  I am

                        pleased to report that the U.S.

                        Hart-Scott-Rodino waiting period

                        has ended, and we have

                        received approval from the board of

                        directors of both companies.

                                The transaction is now

                        subject to approval of

                        Netro shareholders, and we

                        expect it to close early in July.

                                During Q1 we also added

                        CDMA technology to our portfolio by

                        acquiring certain assets of Mergy

                        Inc.  We actually closed the deal

                        on March 19th and introduced shift

                        1xEV-DO standard based broadband
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                        access solution that will serve,

                        identified opportunities for fixed

                        application in our existing

                        customer base.  We expect orders for

                        these products later in this year.

                                Additionally, we introduced

                        stride2400 a 2.4 GHz unlicensed

                        (inaudible) access solution that is

                        specifically targeted to the U.S.

                        rural market.  We have already

                        begun and completed some customer

                        trials and broad commercial sales

                        of the product are scheduled

                        starting in the second half of this

                        year.

                                All of these products are

                        the result of successful and

                        cost-efficient acquisitions.  And

                        they have been driven by

                        particularly, we have identified

                        within our existing customer base.

                        In other words, the markets for

                        these products and solutions

                        already exist.  So they present us

                        with real and immediate

                        opportunities for revenue.

                                In making these

                        acquisitions and introducing these
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                        products we have taken advantage of

                        the opportunities that the consolidation

                        trend in our industry has

                        presented.  And in so doing we have

                        assembled the industry's most

                        comprehensive portfolio of fixed

                        wireless access solutions.

                                Our goal is to double the

                        revenues of the Company in the

                        coming years.  And I am confident

                        the strategic initiatives we have

                        undertaken will allow us to realize

                        this goal.

                                I will now turn the call to

                        David Adams, who will provide you

                        with more detailed financial

                        information on our first quarter.

                                     David.

                                MR. ADAMS:  Thank you,

                        Pierre, and good afternoon ladies and

                        gentlemen.

                                I would like to elaborate

                        on some of the financial data that

                        Pierre has provided, and discuss a

                        few other developments of note.

                                As Pierre has said,

                        consolidated revenues for the frist

                        quarter 2003, which includes CTR,

                        total 29.6 million as compared to
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                        45.4 million during Q1 in the prior

                        year.

                                The first quarter operating

                        loss was $7 million, compared to a

                        gain of 746,000 in the same period

                        last year.

                                Consolidated net loss for

                        the first quarter of was 6.7 versus

                        the net loss of 2.6 million in the

                        prior year.

                                Filling in the numbers in

                        our wireless solutions core

                        business revenues in the first

                        quarter reached 26 million, a

                        36 percent decrease from the same

                        period last year.

                                As Pierre has said, we did

                        anticipate a drop in Q1 revenues,

                        but this drop was exacerbated by

                        the conflict in Iraq.  Conflicts in

                        the Middle East caused delays in

                        the receipt of letters of credit,

                        suspension of contracts, and the

                        disruption of contracts in progress

                        from the repatriation of staff in

                        the region.

                                The cumulative effect of

                        these factors reduced revenues by
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                        approximately $10 million in the

                        quarter, which will be realized

                        later in this fiscal year.

                                Our operating loss from

                        continuing operations from the core

                        wireless business with 5.1 million,

                        a direct result of the lower

                        revenues that we had forecasted.

                        However, we fully expect an

                        improvement in operating earnings

                        in the latter half of the year, and

                        we continue to focus on keeping

                        costs in line with expected

                        revenues.

                                I am pleased to report that

                        our gross margin remained

                        relatively healthy at 46 percent, a

                        drop of only four percentage points

                        despite the decreased revenue.

                        Backlog at the end of the first

                        quarter stood at 65 million, all of

                        which is expected to be deliverable

                        in 2003.  This is down from

                        $82 million at the end of fiscal

                        2002.

                                The protracted slow down in

                        the telecommunications industry is

                        clearly having an effect.  However,

                        we are confident that we will be
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                        receiving significant orders in the

                        second half of the year which will

                        be generated both from increased

                        activity in our traditional markets

                        and from new business resulting

                        from the commericial introduction

                        of our new stride2400 solution.

                                This activity should result

                        in growth in the second half of the

                        year and allow us to achieve

                        revenues for 2003 commensurate with

                        those that we realized in 2002.

                                At our CTR subsidiary

                        revenues declined slightly from 4.9

                        million in the first quarter to

                        3.6 million in the first quarter of

                        this year.  Traffic on the network

                        has decreased due to a weak local

                        economy, and revenue figures have

                        also been effected by a decline in

                        the value of the Chilean peso

                        relative to the Canadian dollar.

                        However, net income from CTR

                        increased to 1.2 million for the

                        quarter compared to a loss of

                        2.8 million at the same time last

                        year.

                                Additionally, operating
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                        expenses excluding depreciation

                        shrank (sic) by 12 percent over the

                        same quarter last year, reflecting

                        the focus of our efforts on

                        increasing EBITDA by reducing

                        expenses and maximizing the debt

                        repayment contribution.

                                The weakness in the global

                        telecommunications industry and

                        financial uncertainty in the South

                        American capital markets makes the

                        sale of CTR unlikely in the short

                        term.  We are concentrating on

                        improving its operating performance

                        and capitalizing on the benefits

                        associated with the acquisition of

                        the Gilat network.  The integration

                        of the satellite network with our

                        core network operations is

                        complete, and CTR is focused on

                        generating increased revenues in

                        part through its high-speed

                        internet offering.

                                In terms of SR Telecom's

                        financial position our cash balance

                        at the end of the first quarter was

                        26.9 million compared to

                        20.8 million in the same period

                        last year and 41.9 million as of
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                        the year end.  A good portion of

                        this decrease in the cash balance

                        is due to the $5 million repayment

                        of our operating line of credit and

                        a $3 million debt repayment related

                        to CTR.

                                As previously reported we

                        expect that our merger transaction

                        with Netro which is scheduled to

                        close in early July, will improve

                        our consolidated liquidity

                        considerably, and provide us with

                        greater access to capital markets.

                                One of the key benefits of

                        the Netro acquisition is that it will

                        add approximately $20 million to our

                        cash balances, after taking

                        into consideration transaction

                        expenses, restructuring costs and

                        provisioning for assumed liability.

                        At closing, we expect that our

                        consolidated cash position will be

                        approximately $75 million.

                                I would like to conclude my

                        remarks by reiterating that we do

                        not believe that our first quarter

                        results will be indicative of our

                        performance for fiscal 2003.
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                                As I said, we continue to

                        expect that 2003 revenue will be in

                        line with 2002 levels, and I'm

                        confident that our recent

                        technology acquisitions and product

                        introductions will move us closer

                        to achieving our goal of doubling

                        the company's revenues in the

                        coming few years.

                                After giving effect to our

                        Netro acquisition, we

                        Anticipate that we will generate positive

                        earnings starting in the first

                        quarter of 2004.

                                Thank you for your time and

                        attention, and I will now turn the

                        call back to Pierre.

                                MR. ST-ARNAUD:  Thank you,

                        David.

                                I would like now to open the

                        conference to questions.

                                OPERATOR:  Thank you.

                                Ladies and gentlemen we

                        will now conduct a question and

                        answer session.  If you have a

                        question, please press the star key

                        followed by the one on your touch

                        tone phone.  Your questions will be
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                        pulled in the order they are

                        received.  If you would like to

                        decline from the pulling process

                        please press the pound key.  Please

                        ensure you lift the handset if

                        you are using a speakerphone before

                        pressing any keys.

                                One moment, please, for the

                        first question.

                                The first question comes

                        from Mr. Barry Richards from CIBC

                        World Markets.

                                Please go ahead with your

                        question.

                                MR. RICHARDS:  Good

                        afternoon.  First question, I

                        wondered if you could give us the

                        subcount on CTR today?

                                MR. ADAMS:  The subcount on

                        CTR is over 22,500 subscribers.

                                MR. RICHARDS:  And the head

                        count at SR Telecom?

                                MR. ADAMS:  Head count as

                        of March 31st, is 780, excluding

                        staff of CTR which is approximately

                        220.

                                MR. RICHARDS:  And given

                        the level of revenues you reported

                        in the quarter, can you just
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                        quantify for us, maybe split it out

                        by geographical region?

                                MR. ADAMS:  We, just a

                        moment I can sort of give you a bit

                        of a breakdown.  In the first

                        quarter the revenues were primarily

                        in, come in several areas.  We

                        still have revenues out of the

                        Middle East, but we were picking

                        up a considerable amount out of

                        Australia, the Philippines and in a couple

                        of areas of Africa.

                                MR. RICHARDS:  Got you.  It

                        looks like you recognized a one

                        time gain, is that a foreign

                        exchange gain at CTR?

                                MR. ADAMS:  It's --

                        effectively it's the effect of the

                        declining value of the U.S. dollar

                        on the debt.

                                MR. RICHARDS:  Okay, thank

                        you.

                                Last question, again on the

                        revenue side, can you just help us

                        understand now that you have got as

                        many products as you do where the

                        strength is, is it still the core

                        products and what are you getting from
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                        some of the newer products?

                                MR. ST-ARNAUD:  Well,

                        Barry, this is Pierre I would say

                        that the key evidence that we got

                        here is we have in our customer base, which is

                        quite extensive as you know, we

                        have identified opportunities for

                        the products we have acquired.  So

                        actually we proceeded from needs

                        in the marketplace in deciding

                        which of these products we would go

                        and acquire.  And we see a very

                        significant opportunity for the

                        Angel technology of Netro in the

                        3.5 GHz in different parts of the

                        world, mostly in Europe, in China, in

                        some of the countries in South

                        America.  And obviously the 1xEV-DO

                        technology is for application

                        others than our traditional

                        business because it's clearly a

                        (inaudible) application.  It's IP

                        only and we see that as alternative

                        to DSL in large, heavily-dense

                        populations in Asia.

                                MR. RICHARDS:  So I

                        understand, am I right in saying

                        that you're currently recognizing

                        revenues from the SR500, the WL500,
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                        the MetroFlex and the MetroPol

                        and you'll rule out stride, shift,

                        Angel and AirStar in 2003.

                                MR. ST-ARNAUD:  Yes.

                                MR. ADAMS:  Yes.  Most of

                        our revenues now, Barry, are Swing

                        and SR500.

                                MR. RICHARDS:  Thank you.

                        I forgot the Swing. Thank

                        you, good quarter.

                                OPERATOR:  Ladies and

                        gentlemen if there are any

                        additional questions at this time

                        please press the star key followed

                        by the one.  As a reminder if you

                        are using a speakerphone, please

                        lift the handset before pressing

                        any keys.

                                Mr. St-Arnaud, there are no

                        further questions at this time,

                        please continue.

                                MR. ST-ARNAUD:  Thank you very

                        much.

                                While our revenue Q1 were

                        down compared to last year this

                        does not come as a surprise.  We

                        have forecast a drop from the first

                        half of the year, though the
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                        situation was clearly worsened by

                        the events in Iraq.  However, we

                        expect that this is a temporary

                        phenomenon and that certain large

                        orders that had been scheduled to

                        ship in Q1 will resume in Q2.

                                Additionally, we anticipate

                        increased activity in our

                        traditional customer base in the

                        coming quarters.  And we also

                        expect that some of these customers

                        will have a new class of

                        products we are introducing.  This

                        should improve on our backlog

                        significantly going forward and

                        allow us to achieve revenues in

                        2003 that are in line with 2002

                        levels.

                                The most significant

                        achievement over the past quarter

                        involved the strategic initiative

                        we have carried out, that improve

                        our competitive positioning and

                        balance sheet substantially.  Chief

                        among these is the acquisition of

                        Angel and AirStar technology from Netro, the

                        CDMA technology from Mergy and

                        the introduction of stride2400.  All of

                        these technologies answer needs
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                        that have been expressed by our

                        customers base.

                                Going forward and based on

                        the opportunities we have

                        identified with our customers, I am

                        convinced that these new products

                        will contribute significantly to

                        our goal of doubling the company's

                        revenues in the coming years.  Our

                        deeper and broader product offering

                        puts us in the excellent position

                        to benefit from an eventual

                        market turnaround.

                                Thank you for the interest

                        in the conference call and for

                        taking the time to be with us

                        today.  Again, I'm sorry for us

                        being late, and as always please

                        feel free to contact us if you

                        would like to discuss any of these

                        developments in more detail.

                                Thank you very much.

                                OPERATOR:  Ladies and

                        gentlemen, that concludes our

                        conference call, Please note that a

                        replay of this call can be accessed

                        as of 6:00 p.m. eastern time today at telephone

                        number 1(877)289-8525 and entering
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                        pass code 249089. Again that's

                        telephone number 1(877)289-8525 and

                        entering past code 249089.

                                This replay will be

                        available until midnight on

                        April 28, 2003.  Thank you, you may

                        now disconnect your line.